ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 20, 2019
Ms. Catherine Whiting
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:  ETF Series Solutions (the “Trust”)
Vident ETFs
File Nos. 333-179562 and 811-22668

Dear Ms. Whiting:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 565 to the Trust’s Registration Statement on Form N-1A filed October 28, 2019 (SEC Accession No. 0000894189-19-007194) (the “Amendment”). The Amendment pertains to three series of the Trust: the Vident Core U.S. Bond Strategy ETF (the “Bond Fund”), Vident Core U.S. Equity Fund (the “U.S. Equity Fund”), and Vident International Equity Fund (the “International Equity Fund”) (each, a “Fund”, and collectively, the “Funds”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1. With respect to the Bond Fund, the Staff notes that the Amendment shows 0.02% of acquired fund fees and expenses (“AFFE”) in the fee table. If investing in other investment companies is a principal investment strategy, please add disclosure accordingly, along with appropriate risk disclosure.

Response: The Trust notes that the Bond Fund incurs a small amount of AFFE from investments in money market mutual funds that act as collateral for the Bond Fund’s TBA investments. Because of their limited use and the limited AFFE incurred by their use, the Trust does not believe that such investments constitute a “principal” investment strategy of the Fund. Consequently, the Trust respectfully declines to add strategy or risk disclosure with respect to investments in other investment companies.
Comment 2. With respect to each Fund, please disclose the number or range of constituents of the applicable Fund’s underlying index.
Response: The requested change has been made.
Comment 3. With respect to the Bond Fund’s investments in mortgage-backed securities (“MBS”), please consider clarifying in the principal investment strategy whether such MBS are U.S. agency-issued or non-agency MBS.
Response:  The reference to “mortgage-backed securities” has been revised to read “U.S. agency mortgage backed securities”.
Comment 4. Please confirm that the Bond Fund’s index is composed solely of securities of U.S. issuers.
Response: The Trust so confirms.

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 5. Please re-order the principal risks of each Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.
Response: The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks of each Fund, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’of investing in the Fund, regardless of the order in which it appears.”

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary